J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Citigroup Global Markets Inc.

390 Greenwich Street

New York, New York 10013

Leerink Partners LLC

One Federal Street, 37th Floor

Boston, MA 02110

September 15, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Suzanne Hayes / Vanessa Robertson

James Rosenberg / Chris Edwards

Re:	Zai Lab Limited

Registration Statement on Form F-1, as amended (File No. 333-219980)

Registration Statement on Form 8-A (File No. 001-38205)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of Zai Lab Limited (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Daylight Time, on September 19, 2017 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ropes & Gray LLP, may orally request by telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated September 1, 2017:

(i)	Dates of distribution: September 1, 2017 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 3

(iii)	Number of prospectuses furnished to investors: approximately 3,000

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 50

We, the undersigned, as representative of the several underwriters, have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, J.P. MORGAN SECURITIES LLC CITIGROUP GLOBAL MARKETS INC. LEERINK PARTNERS LLC

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke

	Name:	David Ke
	Title:	Vice President

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Russell Chong

	Name:	Russell Chong
	Title:	Managing Director

By:	LEERINK PARTNERS LLC

By:	/s/ John I. Fitzgerald

	Name:	John Fitzgerald
	Title:	Managing Director